EXHIBIT 12.1
EPR PROPERTIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2016		2015		2014		2013		2012		2011
Earnings:
Income before equity in income from joint ventures and other items (1)	$107,026		$170,017		$177,278		$152,193		$140,881		$127,241
Fixed charges	51,192		98,672		88,996		83,988		77,738		71,980
Distributions from equity investments	511		540		810		985		1,046		2,848
Capitalized interest	(5,051)		(18,547)		(7,525)		(2,763)		(859)		(498)

Adjusted Earnings	$153,678		$250,682		$259,559		$234,403		$218,806		$201,571

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$46,045		$79,915		$81,270		$81,056		$76,656		$71,295
Interest within rental expense (2)	96		185		174		145		156		154
Interest income	—		25		27		24		67		33
Capitalized interest	5,051		18,547		7,525		2,763		859		498

Total Fixed Charges	$51,192		$98,672		$88,996		$83,988		$77,738		$71,980

Ratio of Earnings to Fixed Charges	3.0	x	2.5	x	2.9	x	2.8	x	2.8	x	2.8	x

(1)
Earnings before equity in income in joint ventures and other items for the six months ended June 30, 2016 includes $0.9 million in costs associated with loan refinancing or payoff. Earnings before equity in income in joint ventures and other items for the year ended December 31, 2015 includes $18.6 million of retirement severance expense and $0.3 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2014 includes $3.8 million in provision for loan losses and $0.3 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing or payoff and a $4.5 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2012 includes $3.1 million in impairment charges for properties held and used and $0.6 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2011 includes $2.5 million in impairment charges for properties held and used and $1.9 million in costs associated with loan refinancing or payoff.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).